

Kazuo Shiraga (1924–2008)



Kazuo Shiraga was one of the most influential Japanese Post-War artists, best known for his integration of performance and painting.

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Initial Offering Price

$2,331,000

Price Appreciation of Similar Works[2]

23.4%

Similar Sales



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Market Risk-Adjusted Appreciation

Kazuo Shiraga	All Art	S&P 500
0.97	0.48	0.55

Investment Overview

Offering Circular	sec.gov/edgar
2021 Auction Sales	moderate $17,589,811
Repeat Sales	view

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WHY WE LIKE THIS PAINTING


Kazuo Shiraga
03:26

- Kazuo Shiraga is widely celebrated for his unique method of swinging from a rope while painting visually striking abstractions with his feet, and was one of the founders of the influential Gutai art movement in Japan.
- The Painting is an excellent example from Kazuo Shiraga's seminal body of work, the "Water Margin" series, and created in the artist's unique physical style.
- The Painting has been exhibited internationally, at Galerie Georg Nothelfer in Berlin, Germany in 1992, and later at Lévy Gorvy in London, England in 2017.
- Works from the "Water Margin" series rank among the artist's most valuable and account for five of his top ten auction records. Top auction sales from the series are led by *Tentaisei Soushiko* (1960) which sold for $7,423,486 in December 2019 and *Keishizoku* (1961) which sold for $3,973,000 in November 2013.
- Shiraga's top auction record is held by *Takao* (1959), a notable early work from the Gutai period which sold for $10,285,492 in June 2018.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$17,589,811	55

KAZUO
SHIRAGA

b. 1924–d. 2008, AMAGASAKI, JAPAN

Oil on canvas | 51 × 77 in. (130 × 196 cm.)

Kazuo Shiraga was one of the most influential Japanese Post-War artists, best known for his integration of performance and painting.



$2,331,000

INITIAL OFFERING

23.4%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

The Painting is an excellent example of Shiraga's seminal body of work, the "Water Margin" series, known for heavily impastoed action paintings executed primarily in a rich palette of deep reds, black and blues. The series began in 1959, when Shiraga broke with the dominant Gutai practice of naming paintings simply as Sakuhin, or "Work," and began to title his works after the heroes of the Water Margin, one of the great novels of Chinese vernacular fiction. The Painting is titled after Hou Jian, a tailor nicknamed Long Armed Ape. In a 2007 interview with the Oral History Archives of Japan, Shiraga stated that "the heroes in the Water Margin each have their own unique personalities, and to me each one seems quite extreme." Between 1959 and 2001, Shiraga would ascribe paintings to 106 of the 108 heroes of the Water Margin, 47 of which were painted in 1961, the same year as the Painting. The Painting was created in Shiraga's unique physical manner of execution, where the artist steadied himself with a rope suspended above a canvas slathered with oil paint directly from the tube and painted using his feet with acrobatic gestures. The "Water Margin" series is regarded as central to Shiraga's oeuvre and as of June 27, 2022, works from the series account for five of his top ten auction records. Top auction sales from the series are led by *Tentaisei Soushiko* (1960) which sold for €7,796,300 ($8,638,167) on December 4, 2019 at Sotheby's in Paris, *Keishizoku* (1961) which sold for $3,973,000 on November 11, 2013 at Phillips in New York, and *Chijikusei Gotenrai* (1961) which sold for €3,250,000 ($3,769,999) on December 6, 2014 at Ketterer Kunst in Munich. The Painting's dynamic, impastoed surface, rich palette and date of execution make it an impressive work from Shiraga's most desirable series.

In the later years of his life, Shiraga was awarded with numerous prestigious awards for his contributions to Japanese art including the Hyogo Prefectural Cultural Prize for Excellence in 1987, the Distinguished Service Medal for Culture in 1999, and the Art Prize of Osaka City in 2002. Shiraga's work was shown twice during the Venice Biennale: in 2007 at an adjacent exhibition organized by Axel Vandervoot at the Palazzo Fortuny and in 2009 as part of the Venice Biennale's Arsenale curated by Daniel Birnbaum. The artist has been the subject of numerous solo exhibitions, including "Kazuo Shiraga: Painting Born Out of Fighting", organized in 2009 by Azumino Municipal Museum of Modern Art, which traveled to the Amagasaki Cultural Center, the Yokosuka Museum of Art and the Hekinan Museum of Contemporary Art. Shiraga was a central figure in the Guggenheim's 2013 in-depth exhibition dedicated to the Gutai collective. Kazuo Shiraga's work is held in the permanent collections of the Metropolitan Museum of Art in New York, the Musée National d'Art Moderne Centre Georges Pompidou in Paris and the Walker Art Center in Minneapolis, among others. As of June 27, 2022, Shiraga's auction records are led by *Takao* (1959) which sold for €8,731,400 ($10,285,492) on June 6, 2018 at Sotheby's in Paris, *Tentaisei Soushiko* (1960) which sold for €7,796,300 ($8,638,167) on December 4, 2019 at Sotheby's in Paris, and *Gekidou Suru Aka* (1969) which sold for €3,905,500 ($5,317,338) on June 3, 2014 at Sotheby's in Paris.

AS OF JUNE 27, 2022, SHIRAGA'S AUCTION RECORDS ARE LED BY *TAKAO* (1959) WHICH SOLD FOR €8,731,400 ($10,285,492) ON JUNE 6, 2018 AT SOTHEBY'S IN PARIS, *TENTAISEI SOUSHIKO* (1960) WHICH SOLD FOR €7,796,300 ($8,638,167) ON DECEMBER 4, 2019 AT SOTHEBY'S IN PARIS, AND *GEKIDOU SURU AKA* (1969) WHICH SOLD FOR €3,905,500 ($5,317,338) ON JUNE 3, 2014 AT SOTHEBY'S IN PARIS.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$7.0M
$5.3M
$3.5M
$1.8M
2002
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Kazuo Shiraga (b. 1924, Amagasaki, Japan – d. 2008, Amagasaki, Japan) was one of the most influential Japanese Post-War artists, best known for his integration of performance and painting. Shiraga was born to a traditional merchant family in Hyogo Prefecture, Japan. His father was interested in oil painting and encouraged the young artist to attend a Western-style painting club at the Amagasaki Middle School, where he enrolled in 1937. Four years later, Shiraga began his studies at the Kyoto Municipal Special School of Painting, with a concentration in "Nihonga," a traditional style of Japanese painting. Shiraga's studies were paused from 1944 to 1945 when he was conscripted into the Imperial Army during World War II. After the conclusion of the war, Shiraga graduated from the Kyoto School of Painting and continued his studies in oil painting at the City Art Center in Osaka, where he joined numerous artist collectives and societies. The artist began his experimentation with different painting techniques in 1953, when he started painting with a palette knife and his hands, and soon created his first paintings with his feet in 1954. In 1955, Shiraga exhibited with the performative and experimental Gutai group for the first time with his seminal performance piece, "Challenging Mud," where he moved through a pile of mud in order to form shapes out of the clay with his whole body. Thereafter, Shiraga began to focus on a new method of painting, where he held on to a rope above a canvas on the floor and swept paint around the surface with his feet. In 1962, Shiraga had his first solo exhibitions in Europe at Galerie Stadler in Paris and the International Center of Aesthetic Research in Turin. Shiraga was a member of the Gutai group up until 1971, when he became a Buddhist Monk and ended his involvement with the movement.



KAZUO SHIRAGA


1961



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprises paintings by Kazuo Shiraga which are confirmed to be a part of the "Water Margin" series, executed between 1959 and 1965 and named for the Earthly Gods which measure between 50 and 77 inches in either orientation. Larger paintings from the series, named for the more powerful Heavenly Gods were excluded. Where the buyer's premium was not available it was calculated as per the auction house's terms and conditions, or as the hammer price plus 10%. The set of similar works includes a painting, acquired by Masterworks 095, LLC at Christie's New York 20th Century Evening Sale, held on November 11, 2020 for $3,330,000. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 23.4% CAGR implied from selected sales occurring from July 2, 2003 to November 11, 2021.

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